Exhibit 99.1

INTERNET GOLD – GOLDEN LINES LTD.
1 Alexander Yanai Street
Petach Tikva 49277, Israel
_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders to be held on Tuesday, June 22, 2010 at 10:30 a.m. (Israel time) at the offices of the Eurocom Group at 2 Dov Friedman Street, Ramat Gan 52503, Israel.  The purpose of the meeting is to approve certain amendments to our Articles of Association in order to comply with the control permit issued to us by the Prime Minister of Israel and Israeli Minister of Communications in connection with the acquisition by our 76.25%-owned subsidiary, B Communications Ltd. (NASDAQ: BCOM), of the controlling interest in Bezeq - The Israeli Telecommunications Corp., Israel’s largest telecommunications provider (TASE: BZEQ).

The Board of Directors recommends that you vote in favor of the proposal, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on May 18, 2010 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least twenty-four (24) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors, Sincerely, Shaul Elovitch Chairman of the Board of Directors

May 18, 2010

INTERNET GOLD – GOLDEN LINES LTD.
1 Alexander Yanai Street
Petach Tikva 49277, Israel
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold - Golden Lines Ltd. to be voted at an Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Tuesday, June 22, 2010, at the offices of the Eurocom Group at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card are being mailed to shareholders on or about May 20, 2010.

Purpose of the Extraordinary Meeting

At the Meeting, shareholders will be asked to vote upon the approval of certain amendments to our Articles of Association to comply with the control permit issued to us by the Prime Minister of Israel and Israeli Minister of Communications in connection with the acquisition by our 76.25%-owned subsidiary, B Communications Ltd. (NASDAQ: BCOM) of the controlling interest in Bezeq - The Israeli Telecommunications Corp., Israel’s largest telecommunications provider (TASE: BZEQ), or Bezeq.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the proposal set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on May 18, 2010, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of May 18, 2010, the record date for determination of shareholders entitled to vote at the Meeting, there were 19,478,847 outstanding ordinary shares (which exclude 5,545,101 ordinary shares held as treasury shares).

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least twenty-four (24) hours prior to the appointed time of the Meeting to be validly included in the tally of shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At the adjourned Meeting, any two shareholders present in person or by proxy will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Generally, broker non-votes occur when shares held by a broker in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker has not received voting instructions from the beneficial owner and the broker lacks discretionary voting power to vote those shares.  A broker is entitled to vote shares held for a beneficial owner on routine matters, such as the approval of amendments to our articles of association (as in Proposal 1), without instructions from the beneficial owner of those shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below.

Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote require the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Communications Law and the Communications Order, as such terms are defined in Proposal 1 below.  If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting.  “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order, as such terms are defined in Proposal 1 below.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.  “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company.  In this context, holding 25% of the means of control of a company is presumed to confer significant influence.  The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq includes a provision permitting shareholders that are not members of the Eurocom group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit.  An English translation of the relevant provision in our control permit may be viewed on our website at www.igld.com.

Majority Vote Standard

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the proposal.

In tabulating the voting result for any particular proposal, ordinary shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholder, Eurocom Communications Ltd., or Eurocom Communications, which beneficially holds approximately 69.64% of our issued and outstanding ordinary shares, that it presently intends to vote in favor of Proposal 1.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of May 18, 2010 (unless otherwise indicated below) regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Shaul Elovitch (3)	13,568,874	69.66%
Clal Insurance Enterprises Holdings Ltd. (4)	1,253,585	6.43%
Eli Holtzman	172,118	*
Yossef Elovitch	--	--
Ronit Gotliv	--	--
Orly Guy	--	--
Amikam Shorer	--	--
Felix Cohen	--	--
Anat Winner	--	--
All directors and executive officers as a group ( 8 persons)	172,118	*

  _________________
  * Less than 1 percent
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 19,478,847 ordinary shares issued and outstanding (which exclude 5,545,101 ordinary shares held as treasury shares) as of May 18, 2010.
(3)
Eurocom Communications, our controlling shareholder, holds 13,564,746, or approximately 69.64%, of our ordinary shares as of May 18, 2010.  Mr. Shaul Elovitch, our chairman and the chairman of the board of directors of Eurocom Holdings Ltd., or Eurocom Holdings, holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings’ shares and 25% of Eurocom Holdings’ management shares.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively.  The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held of record by Eurocom Communications.  In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 4,128 ordinary shares held of record by Mrs. Elovitch.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 16, 2010.

ITEM I.  APPROVAL OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION
(Item 1 on the Proxy Card)

Our Board of Directors believes that it is in our company’s best interest to amend certain provisions of our Articles of Association in order to comply with the control permit issued to us by the Prime Minister of Israel and Israeli Minister of Communications in connection with the acquisition by our 76.25%-owned subsidiary, B Communications Ltd. (NASDAQ: BCOM), or B Communications, of the controlling interest in Bezeq, Israel’s largest telecommunications provider.

On April 14, 2010, B Communications completed the acquisition of 30.44% of Bezeq’s outstanding shares and B Communications became the controlling shareholder of Bezeq.  Following the acquisition by B Communications of the controlling interest in Bezeq, as the controlling shareholder of B Communications, we and our shareholders are required to comply with the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order, and regulations promulgated by the Ministry of Communications. An English translation of the full text of the Communications Order and an English translation of the pertinent provisions of the Communications Law may be viewed on our website at www.igld.com.  The content of our website does not form part of the proxy solicitation material.  In accordance with the Communications Order, we and B Communications were required to obtain the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications for the acquisition by B Communications of the controlling interest in Bezeq.

In connection with our acquisition of the controlling interest in Bezeq we were granted a control permit by the Prime Minister of Israel and Israeli Minister of Communications, which requires us, among other things, to amend our Articles of Association in the manner set forth in Appendix A to this Proxy Statement.  Our Board of Directors resolved, subject to shareholder approval, to amend our Articles of Association in the manner set forth in Appendix A.  The proposed additions to the Articles of Association are underlined.  Below is a general description of the principal amendments to our Articles of Association, which description is subject to and qualified in its entirety by reference to, the proposed amendments to our Articles of Association set forth on Appendix A to this Proxy Statement.  According to the control permit, our failure to adopt the proposed amendments would constitute grounds for cancellation of the control permit issued to us in connection with our acquisition of the controlling interest in Bezeq.

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Section 39 of our Articles of Association will be amended to include a provision stipulating that the provisions in that section relating to the election and removal of directors who are not outside directors, within the meaning of the Israeli Companies Law, may not be modified without the prior written consent of the Israeli Minister of Communications.

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Section 72(1) of our Articles of Association will be amended to provide that the notice that we are required to give regarding any Exceptional Holdings to the registered holder of the Exceptional Holdings and to the Prime Minister of Israel and the Israeli Minister of Communications be sent immediately upon us becoming aware of such event.  The term “Exceptional Holdings” is defined in the Communications Order and our Articles of Association, as described above.

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Section 73 of our Articles of Association will be amended to include provisions requiring us to give notice to the Prime Minister of Israel and the Israeli Minister of Communications of any shareholder becoming a Principal Shareholder and any change in the holdings of a Principal Shareholder within 48 hours of us becoming aware of such event.  A “Principal Shareholder” means a holder, directly or indirectly, of 5% or more of our issued and outstanding share capital.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the amendments to the Articles of Association of the Company set forth in Appendix A to the Proxy Statement for the Extraordinary General Meeting of Shareholders, be, and the same hereby are, approved.”

Under the Israeli Companies Law, the proposed resolution requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, entitled to vote and voting on the matter.

The Board of Directors recommends a vote FOR the foregoing resolution.

OTHER MATTERS

The Board of Directors does not intend to bring any matter before the Meeting other than as specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and knows of no other matter to be brought before the Meeting by others.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors, Shaul Elovitch Chairman of the Board of Directors

May 18, 2010

Appendix A

THE COMPANIES ORDINANCE
A COMPANY LIMITED BY SHARES

REVISED ARTICLES OF ASSOCIATION

OF

Internet Gold – Golden Lines Ltd.
(the “Company”)

PRELIMINARY

1.	Table “A” Excluded

The regulations contained in the second schedule to the Companies Ordinance (New Version), 5743-1983 (the “Companies Ordinance”) shall not apply to the Company.

2.	Public Company

This Company is a Public Company, as such term is defined in the Companies Ordinance.

SHARE CAPITAL

3.	Share Capital

3.1	The authorized share capital of the Company is NIS 5,010,000, divided into 501,000,000 Ordinary Shares, nominal value NIS 0.01 per share.

3.2	The Ordinary Shares all rank pari passu.

4.	Increase of Authorized Share Capital

4.1
The Company may, from time to time, by Special Resolution, whether or not all the shares then authorized have been issued, and whether or not all the shares previously issued have been called up for payment, increase its authorized share capital.  Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such Special Resolution shall provide.

4.2
Except to the extent otherwise provided in such Special Resolution, any new shares included in the authorized share capital so increased shall be subject to all the provisions of these Articles which are applicable to shares of such class included in the existing share capital without regard to class (and, if such new shares are of the same class as a class of shares included in the existing share capital, to all of the provisions which are applicable to shares of such class included in the existing share capital).

5.	Special Rights; Modification of Rights

5.1
Subject to the provisions of the Memorandum of Association of the Company, and without prejudice to any special rights previously conferred upon the holders of existing shares in the Company, the Company may, from time to time, by Special Resolution, provide for shares with such preferred or deferred rights or rights of redemption, or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such Special Resolution.

5.2

5.2.1
If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by Special Resolution, subject to the consent in writing of the holders of seventy-five percent (75%) of the issued shares of such class.

5.2.2
The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class; provided, however, that the requisite quorum at any such separate General Meeting shall be two or more members present in person or proxy and holding not less than seventy-five percent (75%) of the issued shares of such class.

5.2.3
Unless otherwise provided by these Articles, the enlargement of an authorized class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 5.2., to modify or abrogate the rights attached to previously issued shares of such class or of any other class.

6.	Consolidation, Subdivision, Cancellation and Reduction of Share Capital

6.1	The Company may, from time to time, by Special Resolution (subject, however, to the provisions of Article 5.2. hereof and to applicable law):

6.1.1
Consolidate and divide all or any part of its issued or unissued authorized share capital into shares of a per share nominal value which is larger than the per share nominal value of its existing shares;

6.1.2
Subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by the Memorandum of Association (subject, however, to the provisions of Section 144(4) of the Companies Ordinance);

6.1.3
cancel any shares which, at the date of the adoption of such Special Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; or

6.1.4	Reduce its share capital in any manner, subject to any consent required by law.

6.2
With respect to any consolidation of issued shares of a larger nominal value per share, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and in connection with any such consolidation or other action which would result in fractional shares may, without limiting its power:

6.2.1	Determine, as to the holder of the shares so consolidated, which issued shares shall be consolidated into a share of a larger nominal value per share;

6.2.2	Allot, in contemplation of or subsequent to such consolidation or other action, shares or fractional shares sufficient to preclude or remove fractional share holdings;

6.2.3	Redeem, in the case of redeemable preference shares and subject to applicable law, such fractional shares sufficient to preclude or remove fractional share holdings;

6.2.4
cause the transfer of fractional shares by certain shareholders of the Company to other shareholders so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this Article 6.2.4.

SHARES

7.	Issuance of Share Certificates; Replacement of Lost Certificates

7.1	Share certificates shall be issued under the corporate seal of the Company and shall bear the signature of one Director, or of any other person or persons authorized by the Board of Directors.

7.2
Each member shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares.  Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

7.3	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Members in respect of such co-ownership.

7.4
A share certificate which has been defaced, lost or destroyed may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

8.	Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by statute, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

9.	Allotment of Shares

The unissued shares from time to time shall be under the control of the Board of Directors.  The Board of Directors shall have the power to allot, issue or otherwise dispose of shares to such persons, on such terms and conditions (including terms relating to calls as set forth in Article 11.6. hereof), and either at par or at a premium, or, subject to the provisions of the Companies Ordinance, at a discount and/or with payment of commission, and at such times, as the Board of Directors deems fit. The Board of Directors shall also have the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors deems fit.

10.	Payment in Installments

If, pursuant to the terms of the allotment or issue of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

11.	Calls on Shares

11.1
The Board of Directors may, from time to time, as it in its discretion deems fit, make calls for payment upon members in respect of any sum which has not been paid up in respect of shares held by such members and which is not, pursuant to the terms of allotment or issue of such shares or otherwise, payable at a fixed time, and each member shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments) to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed.  Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

11.2
Notice of any call for payment by a member shall be given in writing to such member not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made.  Prior to the time for any such payment fixed in a notice of a call given to a member, the Board of Directors may in its absolute discretion, by notice in writing to such member, revoke such call in whole or in part, or stipulate different place of payment or person to whom payment is to be made.  In the event of a call payable in installments, only one notice thereof need be given.

11.3
If, pursuant to the terms of allotment or issue of a share or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with Articles 11.1. And 11.2. and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).

11.4	Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

11.5
Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel) and payable at such time(s) as the Board of Directors may prescribe.

11.6
Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amounts and times for payment of calls for payment in respect of such shares.

12.	Prepayment

With the approval of the Board of Directors, any member may pay to the Company any amount not yet payable in respect of his shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors.  The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.  Nothing in this Article 12 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

13.	Forfeiture and Surrender

13.1
If any member fails to pay an amount payable by virtue of a call, or interest thereon as provided for in these Articles, on or before the day fixed for payment of the same, the Board of Directors may, at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called.  All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including without limitation attorneys’ fees and costs of legal proceedings, shall be added to, and shall for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

13.2
Upon the adoption of a resolution as to the forfeiture of a member’s share, the Board of Directors shall cause notice thereof to be given to such member, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited; provided, however, that prior to such date, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

13.3
Without derogating from Articles 54 and 59 hereof, whenever shares are forfeited as herein provided, all dividends, if any, previously declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

13.4	The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

13.5
Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors deems fit.

13.6
Any member whose shares have been forfeited or surrendered shall cease to be a member in respect of the forfeited or surrendered shares, but shall nevertheless be liable to pay, and shall immediately  pay to the Company, all calls, interest and expenses owing on or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 11.5. above. The Board of Directors in its discretion may, but shall not be obligated to, enforce the payment of such moneys or any part thereof.  In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the member in question (but not yet due) in respect of all shares owned by such member, solely or jointly with another.

13.7
The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 13.

14.	Lien

14.1
Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each member (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and obligations to the Company arising from any amount payable by such member in respect of any unpaid or partly paid share, whether or not such debt, liability or obligation has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

14.2
The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or obligation giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or obligation has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such member, his executors or administrators.

14.3
The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or obligations of such member in respect of such share (whether or not the same have matured), and the residue (if any) shall be paid to the member, his executors, administrators or assigns.

15.	Sale after Forfeiture or Surrender or in Enforcement of Lien

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Register of  Members in respect of such share.  The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Register of Members in respect of such share the validity of the sale shall not be impeached by any person and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

16.	Redeemable Shares

The Company may, subject to applicable law, issue redeemable shares and redeem the same.

17.	Conversion of Shares into Stock

17.1
The Board of Directors may, with the sanction of the members previously given by Special Resolution, convert any paid-up shares into stock, and may with like sanction reconvert any stock into paid-up shares of any denomination.

17.2
The holders of stock may transfer the same, or any part thereof, in the same manner and subject to the same regulations as the shares from which the stock arose might have been transferred prior to conversion, or as near thereto as circumstances admit; provided, however, that the Board of  Directors may from time to time fix the minimum amount of stock so transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not exceed the nominal value of each of the shares  from which such stock arose.

17.3
The holders of stock shall, in accordance with the amount of stock held by them, have the same rights and privileges as regards the minimum amount of stock so transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not exceed the nominal value of each of the shares from which such stock arose.

17.4
The holders of stock shall, in accordance with the amount of stock held by them, have the same rights and privileges as regards dividends, voting at meetings of the Company and other  matters as if they held the shares from which such stock arose, but no such right or privilege except participation in the dividends and profits of the Company shall be conferred by any such aliquot part of such stock as would not, if existing in shares, have conferred that right or privilege.

17.5	Such of the Articles of the Company as are applicable to paid-up shares shall apply to stock, and the words “share” and “shareholder” (or “member”) therein shall include “stock” and “stockholder.”

TRANSFER OF SHARES

18.	Registration of Transfer

18.1
No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require.  Until the transferee has been registered in the Register of Members in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

18.2
The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Members for registrations of transfers of shares during any year for a period determined by the Board of Directors, provided that the Register of Members shall be closed for no longer than fourteen (14) days prior to any general meeting of the shareholders of the Company and for no more than thirty (30) days in any calendar year, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of Members is so closed.

19.	Record Date for Notices of General Meetings

Notwithstanding any other contrary provision of these Articles, the Board of Directors may fix a date, not exceeding ninety (90) days prior to the date of any General Meeting, as the date as of which shareholders entitled to notice of and to vote at such meetings shall be determined, and all persons who were holders of record of voting shares on such date and no others shall be entitled to notice of and to vote at such meeting.

TRANSMISSION OF SHARES

20.	Decedent’s Shares

20.1
In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 21.2 have been effectively invoked.

20.2
Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient), shall be registered as a member in respect of such share, or may, subject to the regulations as to transfer contained in these Articles, transfer such share.

21.	Receivers and Liquidators

21.1
The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate member, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to, a member or its properties, as being entitled to the shares registered in the name of such member.

21.2
Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate member and such trustee, manager, receiver, liquidator, or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to, a member or its properties, upon producing such evidence as the Board of Directors may deem sufficient to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a member in respect of such shares, or may, subject to the regulations as to transfer contained in these Articles, transfer such shares.

22.	Business

22.1
The Board of Directors shall be permitted to engage the Company in any one or more of the businesses in which the Company is permitted to engage under its Memorandum of Association or Articles of Association or under the law, or to discontinue such engagement, at any time that they shall deem appropriate.

22.2	The registered office of the Company shall be at such place as the Board of Directors shall from time to time select.

GENERAL MEETINGS

23.	Annual General Meeting

An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place, either within or out of the State of Israel, as may be determined by the Board of Directors.

24.	Extraordinary General Meetings

All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings.” The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting, at such time and place, within or out of the State of Israel, as may be determined by the Board of Directors, and shall be obliged to do so upon a request in writing in accordance with Section 109 of the Companies Ordinance.

25.	Notice of General Meetings; Omission to Give Notice

25.1
Not less than seven (7) days’ prior notice shall be given of every General Meeting; provided, however, that a Special Resolution shall not be passed unless at least twenty-one (21) days’ prior notice shall have been given of the meeting at which it is proposed to pass the same.  Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon, such notice to be given to all members who would be entitled to attend and vote at such meeting.  Anything herein to the contrary notwithstanding, with the consent of all members entitled to vote thereon a resolution may be proposed and passed at such meeting although a lesser notice than prescribed above has been given.

25.2	The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting.

25.3	The Company shall not be required to deliver notice of any annual and special general meeting of shareholders to any shareholder of the Company

PROCEEDINGS AT GENERAL MEETINGS

26.	Quorum

26.1
No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

26.2
In the absence of contrary provisions in these Articles, two or more members (not in default in payment of any sum referred to in Article 32.1 hereof), present in person or by proxy and holding shares conferring in the aggregate more than one third of the voting power of the Company, shall constitute a quorum of General Meetings.

26.3
If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon request under Section 109 of the Companies Ordinance, shall be dissolved, but in any other case it shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment.  No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting (other than an adjourned separate meeting of a particular class of shares as referred to in Article 5 of these Articles), any two (2) members (not in default as aforesaid) present in person or by proxy shall constitute a quorum.

27.	Chairman

The Chairman, if any, of the Board of Directors shall preside as Chairman at every General Meeting of the Company.  If at any meeting the Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the Co-Chairman shall preside at the meeting.  If at any such meeting both the Chairman and the Co-Chairman are not present or are unwilling to act as Chairman, members present shall choose someone of their number to be Chairman.  The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

28.	Adoption of Resolutions at General Meetings

28.1.	An Ordinary Resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

28.2.
A Special or Extraordinary Resolution shall be deemed adopted if approved by the holders of not less then seventy-five per cent (75%) of the voting power  represented at the meeting in person or by proxy and voting thereon.  Notwithstanding the above, commencing on the effective date of the new Companies Law (1999), an amendment to the Revised Articles of Association of the Company shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon, subject to Article 39.

28.3.
Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any member present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot. A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands.  If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by  such written ballot. The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another member may then demand such written ballot. The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.

28.4.
A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of  the votes recorded in favor of or against such resolution.

29.	Resolutions in Writing

A resolution in writing signed by all members of the Company then entitled to attend and vote at General Meetings or to which all such members have given their written consent (by letter, telegram, telex, facsimile or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

30.	Power to Adjourn

The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

31.	Voting Power

Subject to the provisions of Articles 3.2. and 32.1. and subject to any other provision conferring special rights as to voting, or restricting the right to vote, every member shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

32.	Voting Rights

32.1
No member shall be entitled to vote at any General Meeting (or be counted as a part of the quorum) unless all calls then payable by him in respect of his shares in the Company have been paid, but this Article 32.1 shall not apply to separate General Meetings of the holders of a particular class of shares pursuant to Article 5.2.

32.2
A company or other corporate body being a member of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf.  Any person so authorized shall be entitled to exercise on behalf of such member all the power which the latter could have exercised if it were an individual shareholder.  Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

32.3
Any member entitled to vote may vote either in person or by proxy (who need not be a member of the Company) or, if the member is a company or other corporate body, by a representative authorized pursuant to Article 32.2.

32.4
If two or more persons are registered as joint holders of any shares, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s).  For the purpose of this Article 32.4., seniority shall be determined by the order of registration of the joint holders in the Register of  Members.

PROXIES

33.	Instrument of Appointment

33.1	An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I_____________________ of _________________________________ (Name of Shareholder) (Address of Shareholder) being a member of Internet Gold – Golden Lines Ltd. hereby appoint __________________________ of _____________________________  (Name of Proxy) (Address of Proxy) as my Proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the _________ day of ___________, ________ and at any adjournment(s) thereof.

Neither the holding nor the voting of the shares to which this proxy relates requires the approval of the "Ministers" pursuant to the Communications Law or the Communications Order and are not considered “Exceptional Holdings” (or Excess Holdings), as these terms are defined in the Company’s Articles of Association.

Signed this ___ day of _______________, ____________. ____________________________ (Signature of Appointor)”

or in any usual or common form or in such other form as may be approved by the Board of Directors.  Such proxy shall be duly signed by the appointor or such person’s  duly authorized attorney or, if such appointor is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

33.2
The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its registered office, at its principal place of business, at the offices of its registrar or transfer agent, or at such place as the Board of Directors may specify) not less than 24 hours before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such meeting.  An instrument appointing a proxy which is not limited in time shall expire 12 months after the date of its execution.  If the appointment shall be for a limited period, whether in excess of 12 months or not, the instrument shall be valid for the period stated therein.

34.	Effect of Death of Appointor or Transfer of Share and/or Revocation of Appointment

34.1
A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing member (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such meeting prior to such vote being cast.

34.2
An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the member appointing such proxy cancelling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of  an instrument appointing a different proxy (and such other documents, if any, required under Article 33.2. for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33.2. hereof, or (ii) if the appointing member is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such member of the revocation of such appointment, or if and when such member votes at such meeting.  A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing member at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34.2. at or prior to the time such vote was cast.

BOARD OF DIRECTORS

35.	Powers of Board of Directors

35.1	In General

The management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not hereby or by law required to be exercised or done by the Company by action of its members at a General Meeting.  The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Ordinance, these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company by action of its members at a General Meeting; provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

35.2	Borrowing Power

The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

35.3	Reserves

The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

36.	Exercise of Powers of Board of Directors

36.1	A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

36.2	A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

36.3
A resolution in writing signed by all of Directors then in office and lawfully entitled to vote thereon or to which all such Directors have given their written consent (by letter, telegram, telex, facsimile, electronic mail or otherwise) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.

37.	Delegation of Powers

37.1
The Board of Directors may, subject to the provisions of the Companies Ordinance, delegate any or all of its powers to committees, each consisting of one or more persons (who are Directors), and it may from time to time revoke such delegation or alter the composition of any such committee.  Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions contained in these Articles for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

37.2
Without derogating from the provisions of Article 50, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Ordinance, determine the powers and duties, as well as the salaries and emoluments, of all such persons, and may require security in such cases and in such amounts as it deems fit.

37.3
The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretion, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

38.	Number and Categories of Directors

The Board of Directors shall consist of six (6) to nine (9) directors, or such greater number as may be determined from time to time by an ordinary resolution of the shareholders.  Directors shall be allocated into three Categories: Category A, Category B, and Category C.  The number of Directors in each Category shall be determined from time to time by an ordinary resolution of the shareholders.  At all times, two of the Directors serving shall be independent Directors pursuant to the requirements of NASDAQ.

39.	Election and Removal of Directors

Directors shall be elected at Annual General Meetings by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the elections of directors. The provisions of the preceding sentence shall not be modified without the prior written consent of the Israeli Minister of Communications.~~, and e~~ Each Director shall serve, subject to Article 42 hereof, and with respect to a Director appointed pursuant to Article 41 hereof subject to such Article, until the next Annual General Meeting at which Directors of the same Category are elected and until his successor is elected, or until his earlier removal pursuant to this Article 39.

The initial term of Category A Directors elected in July, 1999 shall continue until the first Annual General Meeting following approval of these revised Articles of Association by the shareholders of the Company.  At the said Annual General Meeting, Category A Directors shall be elected, and thereafter elections for Category A Directors shall be held at every third Annual General Meeting.

The initial term of Category B Directors elected in July, 1999 shall continue until the second Annual General Meeting following approval of these revised Articles of Association by the shareholders of the Company.  At the said Annual General Meeting, Category B Directors shall be elected, and thereafter elections for Category B Directors shall be held at every third Annual General Meeting.

The initial term of Category C Directors elected in July, 1999 shall continue until the third Annual General Meeting following approval of these revised Articles of Association by the shareholders of the Company.  At the said Annual General Meeting,  Category C Directors shall be elected, and thereafter elections for Category C Directors shall be held at every third Annual General Meeting.

The holders of a majority of the voting power represented at a General Meeting in person or by proxy and voting thereon at such Meeting shall be entitled to remove any Director(s) from office, to elect Directors instead of Directors so removed or to fill any vacancy, however created, in the Board of Directors. The provisions of the preceding sentence shall not be modified without the prior written consent of the Israeli Minister of Communications.

40.	Qualification of Directors

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

41.	Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter and, pending the filling of any vacancy pursuant to the provisions of Article 39, may appoint Directors to temporarily fill any such vacancy; provided, however, that if they number less than a majority of the number provided for pursuant to Article 38 hereof, they may only act in an emergency or to fill the office of director which has become vacant up to the minimum number or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors provided for pursuant to Article 38 hereof are in office as a result of said meeting.

42.	Vacation of Office

42.1
The office of a Director shall be vacated, ipso facto, upon his death, or if he be found lunatic or become of unsound mind, or if he becomes bankrupt, or if the Director is a company upon its winding-up.

42.2
The office of a Director shall be vacated by his written resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

43.	Remuneration of Directors

A Director shall be paid remuneration by the Company for his services as Director to the extent such remuneration shall have been approved by a General Meeting of the Company and in accordance with the Companies Ordinance.

44.	Conflict of Interests

Subject to the provisions of the Companies Ordinance, no Director shall be disqualified by virtue of his office from holding any office or place of profit under the Company or under any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Ordinance, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, no later than at the first meeting of the Board of Directors after the acquisition of his interest.

45.	Alternate Directors

45.1
A Director may, by written notice to the Company given in the manner set forth in Article 45.2. below, appoint any individual (whether or not such person is then a member of the Board of Directors) as an alternate for himself (in these Articles referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. Unless the appointing Director, by the instrument appointing an Alternative Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time concurrent with the term of the appointing Director.

45.2
Any notice to the Company pursuant to Article 45.1. shall be given in person to, or by sending the same by mail to the attention of, the General Manager of the Company at the principal office of the Company, to such other persons or place as the Board of Directors shall have determined for such purpose, and shall become effective on the date fixed therein or upon the receipt thereof by the Company, whichever is later.

45.3
An Alternate Director shall have all the rights and obligations of the Director who appointed him; provided, however, that (i) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), (ii) an Alternate Director shall have no standing at any meeting of the Board of Directors or any committee thereof while the Director who appointed him is present, and (iii) the Alternate Director is not entitled to remuneration.

45.4
Any individual, whether or not he be a member of the Board of Directors, may act as an Alternate Director.  One person may act as Alternate Director for several Directors, and in such event he shall have a number of votes (and shall be treated as the number of persons for purposes of establishing a quorum) equal to the number of Directors for whom he acts as Alternative Director.  If an Alternate Director is also a Director in his own right, his rights as an Alternate Director shall be in addition to his rights as a Director.

45.5	An Alternate Director shall alone be responsible for his own acts and defaults, and he shall not be deemed the agent of the Director(s) who appointed him.

45.6
The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso facto be vacated if  the Director who appointed such Alternate Director ceases to be a Director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

46.	Meetings

46.1	The Board of Directors may meet and adjourn its meeting and otherwise regulate such meetings and proceedings as the Directors think fit.

46.2
Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of  Directors, but not less than seven (7) days’ notice shall be given of any meeting so convened.  Notice of any such meeting may be given orally, by telephone, in writing or by mail, electronic mail, telex, cablegram or facsimile.  Notwithstanding anything to the contrary herein, failure to deliver notice to a Director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid.

47.	Quorum

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by telephone conference of a majority of the Directors then in office who are lawfully entitled to participate in the meeting.  No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by telephone conference) when the meeting proceeds to business.

48.	Chairman of the Board of Directors

The Board of Directors may from time to time elect one of its members to be the Chairman of the Board of  Directors and another of its members to be the Co-Chairman, remove such Chairman and Co-Chairman from office, and appoint others in their place.  The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Co-Chairman shall preside.  If both the Chairman and the Co-Chairman are not present or are unwilling to take the chair, the Directors present shall choose one of their number to be the chairman of such meeting.

49.	Validity of Acts Despite Defects

All acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect of disqualification.

CHIEF EXECUTIVE OFFICER AND PRESIDENT

50.	Chief Executive Officer and President

The Board of Directors may from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer or Officers, General Manager or Managers, or President of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe.  Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have authority with respect to the management of the Company in the ordinary course of business.  Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies Ordinance and of any contract between any such person and the Company) fix his or their salaries and emoluments, remove or dismiss him or them from office and appoint another or others in his or their place or places.

MINUTES

51.	Minutes

51.1
Minutes of each General Meeting and of each meeting of the Board of Directors and Committee of the Board of Directors shall be recorded and duly entered in books provided for that purpose, and shall be held by the Company at its registered office or such other place as shall have been determined by the Board of Directors.  Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

51.2
Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

52.	Payment of Dividends

Distribution of dividends shall be within the authority of the Board of Directors. Subject to the Companies Law, 5759-1999, or the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be appropriate. Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends.

53.
The Company’s obligation to pay dividends or any other amount in respect of shares, may be set-off by the Company against any indebtedness, however arising, liquidated or non-liquidated, of the person or entity entitled to receive the dividend. The provisions contained in this Article shall not prejudice any other right or remedy vested with the Company pursuant to these Articles of Association or otherwise.

54.	Amount Payable by Way of Dividends

Subject to the rights of the holders of shares with special rights as to dividends, any dividend paid by the Company shall be allocated among the shareholders entitled thereto in proportion to their respective holdings of the shares in respect of which such dividend is being paid.

55.
Upon the declaration of the Board of Directors, a dividend may be paid, wholly or partly, by the distribution of cash or specific assets of the Company or by distribution of securities of the Company or of any other companies, or in any one or more of such ways.

56.	Retention of Dividends

The Board of Directors may retain any dividend or other moneys payable or property distributable with respect to a share in respect of which any person or entity is entitled to become a shareholder or which any person or entity is entitled to transfer, until such person or entity shall become a shareholder with respect to such share or until such transfer has been completed.

57.	Unclaimed Dividends

All unclaimed dividends or other moneys payable with respect to a share may be invested or otherwise made use of by and for the benefit of the Company until claimed.  The Company shall not be deemed a trustee with respect to any unclaimed dividend or such other moneys deposited by it into a separate account.  No interest shall accrue on unclaimed dividends.

58.
Any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person or entity who would have been entitled thereto had the same not reverted to the Company.

59.
The shareholders entitled to a dividend shall be those shareholders who are shareholders at the time of  the adoption of the resolution to distribute such dividend, or at such later date as may be provided in such resolution.

60.
Where a share with respect to which a dividend is to be distributed is jointly owned, any dividend distributed by the Company with respect to such jointly-owned share will be paid to that joint owner whose name appears first in the Register of Members.

61.
The Board of Directors may from time to time determine the method of payment of dividend or distribution of bonus shares or any other benefits, and the arrangements with respect thereto, to holders of registered shares.

62.
Without prejudice to the above, the Board of Directors may effect payment of any dividend or moneys with respect to shares, by delivery of check by mail to the shareholder's address as entered in the Register of Members.”

ACCOUNTS

63.	Books of Account

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Ordinance and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by Ordinary Resolution of the Company.

64.	Audit

At least once in every fiscal year  the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

65.	Auditors

The appointment, authorities, rights and duties of the auditor(s) of the Company shall be regulated by applicable law; provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the members in General Meeting may, by Ordinary Resolution, act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors to fix such remuneration subject to such criteria or standards, if any, as may be provided in such Ordinary Resolution, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

BRANCH REGISTERS

66.	Branch Registers

Subject to and in accordance with the provisions of Sections 71 to 80, inclusive, of the Companies Ordinance and to all orders and regulations issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

AUDIT COMMITTEE

67.	Audit Committee

67.1	For purposes of these Articles the terms “Office Holder,” “Personal Interest” and “Relative” shall be defined as set forth in Section 96(24) of the Companies Ordinance.

67.2
The Board of Directors shall appoint an Audit Committee which shall be composed of three members, none of whom shall be Chairman or Co-Chairman of the Board of Directors, the Chief Executive Officer, Controller, Secretary or any other Office Holder who is an employee of the Company, and the majority of whom shall not be shareholders of the Company holding more than 5% (five percent) of the issued and outstanding share capital of the Company, or their relatives.

67.3
All of the following matters shall be brought before the Audit Committee, and no action in respect thereof shall be taken prior to receiving the Audit Committee’s and the Board of Director’s approval.  Approval of the Board of Directors may be given only following the Audit Committee’s approval:

67.3.1	proposed transactions to which the Company intends to be a party in which an Officer Holder has a direct or indirect Personal Interest;

67.3.2	actions which may otherwise be deemed to constitute a breach of fiduciary duty or the duty of care, as defined in Section 96(27) of the Companies Ordinance, of an Office Holder of the Company;

67.3.3	agreements with directors as to the terms of their services; and

67.3.4	indemnification of Office Holders.

67.4	Approval by the majority of the Members of the Audit Committee shall be deemed approval of the Audit Committee for the purposes of this Article.

67.5
The Audit Committee shall meet upon receiving at least seven days’ prior written notice from the Board of Directors of a meeting.  Such prior written notice shall contain details of the action in respect of which the meeting will be convened.

67.6
Should a majority of the Audit Committee of the Board of Directors have a Personal Interest in any of the matters detailed in Section 67.3. above, the action shall be raised at the next General Meeting, and shall be subject to approval of the General Meeting.

67.7
Any Office Holder whose interest is brought before the Audit Committee and the Board of Directors for approval shall not be present nor shall he have a vote at any meeting at which his interest shall be discussed or voted upon.

INDEMNITY AND INSURANCE

68.	Indemnity and Insurance

Subject to the provisions of the Companies Ordinance, the Company may (i) procure insurance for, or indemnify any Office Holder, to the fullest extent permitted and not prohibited by Sections 96(41) and 96(42) of the Companies Ordinance, or any successor provisions; provided, however, that the procurement of any such insurance or provision of any such indemnification, as the case may be, is approved by the Audit Committee of the Company and otherwise as required by law; or (ii) procure insurance for or indemnify any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder.

WINDING UP

69.	Winding up

If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the members shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

RIGHTS OF SIGNATURE, STAMP AND SEAL

70.	Rights of Signature, Stamp and Seal

70.1
The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company shall bind the Company insofar as such person(s) acted and signed within the scope of his or their authority.

70.2
The Board of Directors may provide for a seal.  If  the Board of Directors so provides, it shall also provide for the safe custody thereof.  Such seal shall not be used except by the authority of the Board of Directors and in the presence of  the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

70.3	The Company may exercise the powers conferred by Section 102 of the Companies Ordinance regarding a seal for use abroad, and such powers shall be vested in the Board of Directors.

NOTICES

71.	Notices

Any written notice or other document may be served by the Company upon any member either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such member at his address as described in the Register of Members or such other address as he may have designated in writing for the receipt of notices and other documents.  Any written notice or other document may be served by any member upon the Company by tendering the same in person to the Secretary or the General Manager of  the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its registered office. Any such notice or other document shall be deemed to have been served forty-eight (48) hours after it has been posted (seven (7) business days if sent internationally), or when actually received by the addressee if sooner than forty-eight hours or seven days, as the case may be, after it has been posted, or when actually tendered in person, to such member (or to the Secretary or the General Manager).  Notice sent by cablegram, telex, facsimile or electronic mail shall be deemed to have been served when actually received by such member (or by the Company).  If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 71(a).

71.1
All notices to be given to the members shall, with respect to any share  to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

71.2
Any member whose address is not described in the Register of Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

71.3
Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting which is published in at least two daily newspapers in the State of Israel within the time otherwise required for giving notice of such meeting under Article 25 hereof and containing the information required to be set forth in such notice under such Article shall be deemed to be a notice of such meeting duly given, for purposes of these Articles, to any member whose address as registered in the Register of Members is located in the State of Israel.

Exceptional Holdings; Compliance with the Communications Law and the Communications Order

"Bezeq"	"Bezeq" the Israeli Telecommunications Corporation Ltd.
The “Companies Law” or the “Law”	The Companies Law 5759-1999, as amended from time to time;
The "Communications Law"	The Israeli Communications Law (Telecommunications and Broadcasting), 1982
The "Communications Order"
The Israeli Communications Order (Telecommunication and Broadcasting) (Determination of Essential Service Provided by "BEZEQ" - the Israel Telecommunication Corp., Limited), 5757-1997, issued by the Israeli Minister of Communications, as amended from time to time;

“Exceptional Holdings (or Excess Holdings)” (Hakhzakot Khorgot)	Shall have the meaning assigned to such term in the Communications Order, for so long as the Communications Order applies to the Company;
“Means of Control”
Any of the following: (1) the right to vote at a General Meeting of the Company; (2) the right to appoint a Director or General Manager of the Company; (3) the right to participate in the profits of the Company; or (4) the right to a share of the remaining assets of the Company after payment of its debts upon liquidation.

The "Ministers"	Shall have the meaning assigned to such term in the Communications Order;
"Principal Shareholder"	A Person holding, directly or indirectly, 5% or more of the issued share capital of the Company;

72.	The following provisions of this Article 72 shall apply for as long as and to the extent that the Communications Order applies to the Company:

72.1
To the extent practicable, the existence of Exceptional Holdings shall be indicated  in a Register of Shareholders with a notation that such holdings have been classified as Exceptional Holdings immediately upon the Company’s learning of the same. The Company shall send notice of any Exceptional Holdings to the holder of the Exceptional Holdings and to the Ministers, immediately upon the Company be coming aware of such event.

72.2
Exceptional Holdings shall be subject to the provisions of the Communications Order applicable to Exceptional Holdings (including, without limitation, Section 8 thereof), and without derogating from the foregoing, shall not entitle the holder thereof to any rights in respect of such holdings, unless and to the extent that the entitlement of holders to rights in respect of such Exceptional Holdings is permissible under the Communications Order. Therefore, any action taken or claim made on the basis of a right deriving from Exceptional Holdings shall have no effect from the time that the Company becomes aware thereof, except and to the extent that the Communications Order provides otherwise.

Without derogating from the foregoing, unless and to the extent that the Communications Order provides otherwise:

72.3
Exceptional Holdings shall not have any voting rights at a General Meeting Any shareholder participating in a General Meeting shall certify to the Company prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his holdings in the Company or his vote require the approval of the Ministers pursuant to the Communications Law and the Communications Order; in the event that any shareholder does not provide such certification as aforesaid, he shall not be entitled to vote at a General Meeting. and his vote shall not be counted for quorum purposes.

72.4
No Director shall be appointed, elected or removed by virtue of Exceptional Holdings. In the event a Director is appointed, elected or removed by virtue of Exceptional Holdings, such appointment, election or removal shall have no effect.

72.5
Without derogating from any other provision of the Communications Order, any person holding such number of shares of the Company that requires approval under the Communications Order, shall notify the Company, Bezeq and the Ministers thereof in writing, no later than 48 hours from the date of acquiring such holding.

72.6
The shareholders of the Company shall at all times comply with the terms of the Communications Law and the Communications Order. Nothing herein shall be construed as requiring or permitting the performance of any acts that are inconsistent with the terms of the Communications Law or the Communications Order. If any of these Articles shall be found to be inconsistent with the terms of the Communications Law or the Communications Order, the inconsistent provisions of such article shall be null and void, but the validity, legality or enforceability of provisions of other provisions shall not be affected thereby.

73.	The following provisions of this Article 73 shall apply for as long as the Communications Order applies to the Company:

73.1
Any person who after acquiring, directly or indirectly, shares in the Company becomes a Principal Shareholder, shall, no later than 48 hours after becoming a Principal Shareholder, notify the Company thereof, by written notice specifying the number of the shares held by such Shareholder and the date on which such Shareholder became a Principal Shareholder. The Company shall send a notice to the Ministers of any shareholder becoming a Principal Shareholder within 48 hours of the Company becoming aware of such event.

73.2	Any person who ceases to be a Principal Shareholder, shall, no later than 48 hours thereof, notify the Company, in writing, of the date on which such person ceased to be a Principal Shareholder.

73.3
A Principal Shareholder shall notify the Company in writing of any aggregate change in its holdings of shares in the Company amounting to 1% or more of the outstanding share capital of the Company, from the last notice of holdings provided by such Principal Shareholder to the Company, not later than 48 hours after such change. The Company shall send a notice to the Ministers of such change in the holdings of a Principal Shareholder within 48 hours of the Company's becoming aware of such event.

73.4
In the event a Principal Shareholder fails to provide the notice required  pursuant to the provisions of this Article 73 ("Undisclosed Holdings"), then until such Principal Shareholder notifies the Company of such Undisclosed Holdings pursuant to the provisions of this Article, the following provision shall apply to such Undisclosed Holdings:

73.4.1
The Principal Shareholder shall not be entitled to any rights in respect of such shares, and the applicable provisions of Section 8 of the Communications Order with regard to Exceptional Holdings, as may be amended from time to time, shall apply to such Undisclosed Holdings;

73.4.2	In addition, and without derogating from the foregoing, such Undisclosed Holdings shall be deemed “dormant shares” as defined in Section 308 of the Companies Law.

73.5	The provisions of this Article 73 shall not derogate from any other legal duty of a Shareholder to disclose its holdings or beneficial ownership of the Company's shares or Means of Control.